SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04
Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JANUARY 22, 2008 AND DRAWN UP IN THE SUMMARY FORMAT

1.
Date, time and place: Extraordinary Shareholders' Meeting held on January 22, 2008, at 11:00 am, at the Company's headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city of Rio de Janeiro, state of Rio de Janeiro.

2.
Call: Call published on January 14, 15 and 16, 2008 in the Official Gazette of the state of Rio de Janeiro on pages 5, 5 and 7, respectively, in Gazeta Mercantil newspaper, on pages A9, A5 and A9, respectively and in Jornal do Commercio of the state of Rio de Janeiro, on pages A14, A12 and A14, respectively, which shall be filed at the Company's headquarters.

3.
Attendances: Shareholders representing 53.30% of the voting capital, as evidenced by the signatures on Shareholders Attendance Book, as well as the representative of Experience Gestão Empresarial, Mr. Caio Márcio Martins de Araújo, and the Company's Investor Relations Officer, Mr. José Marcos Treiger.

4.	Presiding Board: Board Member Antônio Francisco dos Santos chaired the meeting and invited Ms. Claudia Maria Sarti to be his secretary.

5.
Agenda: (i) cancellation of 4,000,000 shares currently held in treasury, with no capital reduction; (ii) approval of a Company's forward stock split , pursuant to which each existing share of capital stock of the Company will be represented by 3 shares; (iii) amendment to Article 5 and the heading of Article 7 of the Company's Bylaws to conform to the share cancellation and forward stock split mentioned in items (i) and (ii) above; and (iv) ratification, pursuant to Article 256, subitem 1 of Law 6,404/76, of the acquisition of Companhia de Fomento Mineral e Participações Ltda.

6.	Resolutions: by shareholders representing 53.30% of the voting capital stock of the Company, the following resolutions were taken:

6.1.
Authorize these minutes to be drawn up in the summary format and their publication is made by omitting the signatures of attending shareholders, as authorized by paragraphs 1 and 2 of article 130 of Law 6,404, respectively, as of November 15, 1976 ("Law 6,404/76").

Companhia Siderúrgica Nacional

6.2.
Copies of the publications of the Call Notice, Proposal of cancellation and forward stock split and of documents related to the acquisition of Companhia de Fomento Mineral e Participações - CFM were availabe at the meeting. The reading of said documents was unanimously waived by the attending shareholders, because the contents thereof were already known by all.

6.3.
The cancellation of 4,000,000 shares currently held in treasury was unanimously approved by the attending shareholders, pursuant to Article 30, subitem 1, paragraph “b” of Law 6,404/76, with no reduction of the Company's capital stock. As a consequence of the cancellation of shares herein approved, it is herein ratified the Company's Board of Directors resolution of December 21, 2007 that authorized the Company to acquire its own outstanding shares to be held in treasury for subsequent disposal or cancellation. Such Board resolution was conditioned upon the approval herein taken of the cancellation of the 4,000,000 shares currently held in treasury by the Extraordinary Shareholders' Meeting.

6.4.
The Company's forward stock split was approved by the majority of attending shareholders, with contrary votes filed at the Company's headquarters. As a result of the forward stock split herein approved, each existing share of capital stock of the Company will be represented by 3 shares after the split.

The maintenance of the share/ADR (American Depositary Receipt) ratio at 1/1 was also approved, so that each ADR will continue to be represented by one share. Shares resulting from the approved forward stock split will be of the same type and confer the same rights on their holders as the existing shares. The Executive Board is authorized to take all necessary measures jointly with the custodian, Itaú Corretora de Valores S.A., so as to automatically credit the new shares to the accounts of the Company's shareholders, as well as jointly to the depositary institution for the ADRs, JP Morgan Chase Bank, so as to take the measures to issue the new ADRs and their distribution.

6.5.
Due to the cancellation of the shares and the forward stock split approved herein, the amendment to Article 5 and the heading of Article 7 of the Company's Bylaws was approved by the majority of attending shareholders, with contrary votes filed at the Company's headquarters, and they shall become effective with the following wording, so as to reflect the new composition of capital stock:

“Article 5 - The Company's capital stock, entirely subscribed and paid in, comprises R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty-seven thousand, three hundred and sixty-three Reais and seventy-one centavos), divided into 804,203,838 (eight hundred and four million, two hundred and three thousand, eight hundred and thirty-eight) common and book-entry shares with no par value.”. Sole Paragraph - Each common share confers the right to 1 (one) vote at the General Shareholders' Meeting.”

“Article 7 - The Company's capital stock may be increased to 1,200,000,000 (one billion and two hundred million) shares.”

Companhia Siderúrgica Nacional

6.6.	Approval, by majority of attending shareholders, of the ratification, pursuant to Article 256, subitem 1 of Law 6,404/76, of the acquisition of the control of Cia. de Fomento Mineral e Participações Ltda. - CFM (“CFM”), with contrary votes filed at the Company's headquarters.

7.	Closure: Having nothing else to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman of the Presiding Board, by the Secretary and by all attending shareholders.

8.	Documents Filed: The Call Notice of the Extraordinary Shareholders' Meeting and the Appraisal Report are filed at the Company's headquarters.

Rio de Janeiro, January 22, 2008.

I certify this is an English free translation of the Minutes drawn up in the Company's records.

___________________________
Claudia Maria Sarti
Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.